UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 000-25955
WASTE SERVICES, INC.

(Exact name of registrant as specified in its charter)
1122 International Blvd., Suite 601,
Burlington, Ontario, Canada L7L 6Z8
Phone: (905) 319-1237

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, par value $0.01 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 1

     Pursuant to the requirements of the Securities Exchange Act of 1934, Waste Services, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 2, 2010	WASTE SERVICES, INC.
	By:	/s/ Ivan R. Cairns
		Name:	Ivan R. Cairns
		Title:	Executive Vice President and General Counsel